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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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Application/Declaration of                   CERTIFICATE
Powergen plc et al                           PURSUANT TO RULE
on Form U-1, as amended                      24 UNDER THE PUBLIC
(File No. 70-9671) and                       UTILITY HOLDING
Declaration of Powergen plc                  COMPANY ACT OF 1935
et al on Form U-1, as amended
(File No. 70-9763)
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     Pursuant to the requirements of Rule 24 under the Public Utility Holding
Company Act of 1935, as amended, Powergen plc, an England and Wales corporation ("Powergen"), certifies that it has acquired LG&E Energy Corp., a Kentucky corporation ("LG&E Energy"), proposed in the application/declaration (File No.
9671) and declaration (File No. 70-9763) to the Commission, each filing on Form U-1, as amended, and authorized by order of the Commission in Public Utility Holding Company Act Release No. 27291, dated December 6, 2000. Powergen also certifies that the acquisition has been carried out in accordance with the terms and conditions of and for the purposes represented by the application/declaration and declaration and of the Commission's order with respect thereto.

Exhibit

     G-1.3  "Past Tense" Opinion of Counsel


                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, Powergen has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                              /s/ David J. Jackson
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                              General Counsel and Secretary
                              Powergen plc

Date:  December 20, 2000